Exhibit 99.2

Commtouch Appoints Prominent Security Industry Executive James Hamilton to Board of Directors

Sunnyvale, Calif. – February 14, 2012 – Commtouch® (NASDAQ: CTCH) today announced the appointment of James Hamilton to its board of directors.

“James brings decades of leadership experience in the network and Internet security industry, including six years at the helm of the industry-leading Intrusion Prevention company Tipping Point,” said Lior Samuelson, Commtouch’s chairman of the board. “We are very pleased to welcome him to the team.”

James has been in the tech industry for 26 years and is currently CEO of CPSG Partners, a professional services and consulting company based in Houston. In the past decade, he held leadership roles in security-focused companies including President and CEO of TippingPoint, Inc., which was acquired by 3Com in 2005. James also spent two years at SafeNet, a global leader in information security, as EVP of Corporate Development leading M&A and Strategic Alliances. James was named President and CEO of Efficient Networks in 2002. Efficient Networks was acquired by Siemens, AG. He also held executive positions with Picazo Communications (acquired by Intel in 1998), Compaq, Networth (acquired by Compaq in 1995), 3Com and Grid Systems. James holds a Bachelor of Science from Lawrence Technical University.

“The Internet security market is growing rapidly, due to the ever-changing inbound and outbound threats, and Commtouch is well-positioned to capitalize on this growth,” said Mr. Hamilton. “I am pleased to join Commtouch’s board at this opportune time for the company.”

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. Real-time threat intelligence from Commtouch’s GlobalView™ Cloud powers its Web filtering, email security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Information about Commtouch can be found at www.commtouch.com or by writing to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

US Investor Relations Contact

Ehud Helft / Kenny Green

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Israel Investor Relations contact

Iris Lubitch

EffectiveIR

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Iris@EffectiveIR.co.il